From: Brian Enge <Brian@rhbusa.com>
Date: Wednesday, July 13, 2022 at 4:27 PM
To: Rick Rosen <RRosen@higcapital.com>
Subject: Fw: Pureboost WeFunder $5m Raise Information

Rick -

Pureboost is doing very well and is moving into the next, and most exciting phase of growth. We'll be in over 2,000 retail doors by the end of 2022 between WalMart, Walgreens, Meijer and Costco.com. We are in talks with about 10 other retailers, but we are also trying to focus on controlled growth and driving towards profitability in 2023. This is great next chapter and if we can perform in these retail environments, rapid growth should follow.

The Early Bird allocation of $1.5m is going to go fast. I believe we will sell it out by next Thursday (July 21). I want to make sure you get an allocation, if you want it. There is no pressure to invest but you've been a great supporter of Pureboost and I want to make sure you get the opportunity to participate.

Can you please let me know your interest level, ASAP? If you have an interest, let's set up a call for Friday, Monday or Tuesday.

Thanks!

Brian

Pureboost WeFunder $5m Raise Information

You forwarded this message on Wed 7/13/2022 1:55 PM

BE
Brian Enge
To: Brian Enge
Cc: Ray Faltinsky <ray@faltinsky.com>; Sean.ross.consulting@gmail.com <sean.ross.consulting@gmail.com>; Danny DeMichele <me@dannydemichele.com>; jay@pueboost.com; Stanley S

Wed 7/13/2022 5:27 AM

BGN WE EarlyBird Final.pdf
2 MB

Pureboost Investors -

We're excited to announce that we are raising $5m via WeFunder, an SEC Form C based crowd funding platform. We've been researching this fundraising tool for a year and have recently decided this is the best path for our next financing round. We like the Form C fundraising option as it allows our customers to become investors and motivated influencers and we also can generate a lot of free publicity and awareness through the social tools. Basically, we are acquiring new customers and creating more loyal customers as we raise money. Further, the WeFunder leadership team is highly motivated to help us get to the $5m limit (limit set by the SEC) to prove the value of their platform.

We're working closely with the WeFunder leadership team and third-party agency (similar to an investment bank for larger fundraising projects) to create a winning campaign. The actual campaign, called the Public Campaign, will launch in August or early September and the offering will be $5m at a $40m pre-money valuation. The valuation is based on a 5x multiplier our revenue rate from the past 2 quarters and should provide a solid value since our run rate should grow materially in Q3 and Q4.

Prior to the Public Campaign, we will offer a 20% discount to current investors and friends & family. This Early Bird Campaign will be limited to the first $1.5m of the total $5m offering, at a $32m pre-money valuation. Each of you will have the opportunity to invest in this Early Bird Campaign and there is no minimum investment. However, we negotiated that WeFunder gets no fee for any investment over $25k so it will save our company 5% if you invest $25k or more.

The founders will be reaching out to each of you individually to discuss this opportunity. In the meantime, I'm attaching our updated fundraising deck and you can access our fundraising video here.

We will follow up with each of you shortly, but we want to make sure all investment partners are up to speed on our rationale, process and plans. Please note that due to demand for the Early Bird Campaign, allocations may be limited, and the time frame will be condensed.

We look forward to the next phase of growth for Pureboost!

Brian

July 2022

Hey Tim,

I wanted to give you a quick update on Pureboost and a time-sensitive opportunity. Pureboost has been crushing it! We grew from $3.7m in 2020 to $7.34m in 2021 and are projecting $12m this year and $20m in 2023. The most exciting part is that our success to date has been all on Amazon/DTC, but starting in the fall we will be expanding rapidly into retail. We already have commitments from some of the biggest retailers in the country that love our product and story, including Walmart, Walgreens, Meijer and Costco.com, among others. The combination of our success on Amazon and the rollout of Pureboost at the retail level is going to take our success to the next level in a big way!

This summer we are doing a crowd funding raise with We Funder to raise $5m at a $40m valuation. The reason we chose to do a crowd raise is that it allows all of our dedicated customers to have the opportunity to invest with us and become an even bigger part of our success and share in our upside. We have spoken to a number of companies that have done crowd raises and they have shared with us how having your raving fans investing in your brand has an incredible "halo effect" on the growth of the business. So we are really excited about the raise and impact on our business this will have.

There is a unique and time-sensitive opportunity right now for all current investors to invest in this raise at a 20% discount to the main raise, or $32m valuation instead of the $40m valuation. We are opening up the 20% discount on the first $1m to $2m we raise. After the Early Bird, the valuation will go up to $40m and thus any Early Bird Investors will immediately realize a 20% increase in the value of their investment. We are already starting to get commitments from new investors who have been chomping at the bit to be able to invest in Pureboost and already have $300k committed. I want to get this out to you ASAP in case you were interested in investing in this round at the 20% discount because I believe it will fill quickly. Our primary ask is that any Early Bird investor come in with a minimum $25k investment because that saves us commission dollars that we would otherwise have to pay We Funder on this raise.

Below is a link is our Deck and I would love to hop on a zoom or call to answer any questions you may have. I'll reach out to you in a few days.

https://docsend.com/view/gfp2ayvzz33j5zj3

Thanks!

Ray

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

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